June 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attn:	Brian Fetterolf

Aamira Chaudhry

Re:	CTRL Group Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed May 14, 2024

File No. 333-277949

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited, a British Virgin Islands holding company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 23, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1, as amended (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Amendment No. 1 to Registration Statement on Form F-1 filed May 14, 2024

Executive Compensation, page 89

1.	Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 91. Refer to Item 7.B. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the executive compensation and related party transaction disclosure to include information for the period ended March 31, 2024, on pages 90 and 92 of Amendment No.2.

General

2.	We note that you are registering for resale the shares that your existing shareholder Shum Tsz Cheung sold to certain selling shareholders in February 2024. Please advise as to (i) why your controlling shareholder determined to sell shares in February, the relationship of the shareholders to your controlling shareholder and how the price was determined, (ii) why the resale offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, (v) how the selling shareholders were selected to participate in this resale offering, and (vi) why you and the underwriter believe the you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and, after careful analysis, does not believe that the resale portion of the offering should be deemed an indirect primary offering being conducted by or on behalf of the issuer. In arriving at this conclusion, the Company has analyzed the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI.612.09”), as follows:

Background

On February 27, 2024, Mr. Shum Tsz Cheung sold an aggregate of 1,750,000 of the Company’s Ordinary Shares (the “Shares”) to Ace Mind Group Limited, Mr. Chui Bing Sun, Mr. Ma Ka Wing, and Mr. Yeung Kwun Wai Waiman (each, a “Selling Shareholder” and, collectively, the “Selling Shareholders”) in arm’s-length transactions. Ace Mind Group Limited, Mr. Chui Bing Sun and Mr. Ma Ka Wing each purchased 500,000 of the Shares, and Mr. Yeung Kwun Wai Waiman purchased 250,000 of the Shares. The Shares were purchased by the Selling Shareholders at a purchase price of US$1.00 per share, for total consideration of US$1,750,000 paid to Mr. Shum Tsz Cheung.

Factor 1: How Long the Selling Shareholders Have Held the Shares

Each of the Selling Shareholders has held their Shares since purchased on February 27, 2024. Since that time, the Selling Shareholders have not sold or otherwise disposed of any of the Shares. The holding period for the Shares establishes that the Selling Shareholders acquired the Shares for investment purposes and not for the purpose of resale. The actions of the Selling Shareholders do not demonstrate an intent to distribute the Shares on behalf of the Company, or that the Selling Shareholders are acting as underwriters.

Factor 2: Circumstances under which the Selling Shareholders Acquired the Shares

As mentioned above, on February 27, 2024, Mr. Shum Tsz Cheung sold the Shares to the Selling Shareholders in arm’s-length transactions, for total consideration of US$1,750,000. Mr. Shum Tsz Cheung sold the Shares to the Selling Shareholders to raise money for other personal investment opportunities and business purposes.

None of the Selling Shareholders have entered into an underwriting relationship or arrangement with the Company and will not receive any commission or other payment from the Company in connection with the resale of the Shares, if any. In addition, the Company will not receive any proceeds from the resale of the Shares, if any, by the Selling Shareholders. The Company believes these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Shareholders that have or are intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company does not have a relationship with any of the Selling Shareholders, and none of the Selling Shareholders are an affiliate of the Company. Further, the Company does not have an underwriting relationship with the Selling Shareholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the Shares following the effectiveness of the Registration Statement, or even whether any such Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has any of the Selling Shareholders been affiliated with or acted as a securities broker-dealer or representative thereof.

The Company does not believe that the registration rights that the Company granted to the Selling Shareholders are indicative of any desire of the Selling Shareholders to sell or distribute the resale shares on behalf of the Company. The Company did not grant the registration rights for purpose of conducting an indirect primary offering. At the time Mr. Shum Tsz Cheung sold the Shares to the Selling Shareholders, there was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company’s initial public offering. To the extent that the Selling Shareholders sell the any of the Shares, the Selling Shareholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: Amount of Shares Involved

The total number of Shares registered for resale by the Selling Shareholders is 1,750,000, representing 13.46% of the Company’s issued and outstanding shares as of the date hereof. None of the Selling Shareholders individually holds or is seeking to register more than 5% of the outstanding shares of the Company. To the Company’s knowledge, there is no relationship between any of the Selling Shareholders, or any arrangement or agreement between the Selling Shareholders with respect to the resale of the Shares, and the Selling Shareholders are not acting as a group.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Shareholders are not, nor have they ever been, in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

The Company respectfully submits that the circumstances of the resale offering do not demonstrate that the Selling Shareholders are selling the Shares on behalf of the Company. The Company will receive no portion of the proceeds from any resales of the Shares. No Selling Shareholder acquired the Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Shares, or that the Company has any financial interest in the resale of the Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Shareholders are not in the business of underwriting securities. In light of the foregoing, the Company respectfully advises the Staff that it does not believe the Selling Shareholders are acting as underwriters on behalf of, or as a conduit for, the Company.

Now that the Company has provided its analysis of the six enumerated factors contained in C&DI.612.09, the Company will respond to the specific questions in the Staff’s comment:

(i)	Why your controlling shareholder determined to sell shares in February, the relationship of the shareholders to your controlling shareholder and how the price was determined.

Prior to selling the Shares to the Selling Shareholders, Mr. Shum Tsz Cheung held 6,630,000 of the Company’s Ordinary Shares (post-split), representing 51% of the Company’s total outstanding Shares. He determined to sell the Shares to the Selling Shareholders in February to raise money for other personal investment opportunities and business purposes..

Mr. Shum Tsz Cheung’s relationships with the Selling Shareholders are as follows:

Ace Mind Group Limited, a limited liability company incorporated in the British Virgin Islands in 2013, is an investment holding company wholly owned by Mr. Tang Ho Wai (Howard). Ace Mind Group Limited does not conduct any business other than as a holding company. Mr. Tang Ho Wai (Howard) is a merchant engaged in the equity and property investment and money lending business. Mr. Tang Ho Wai (Howard) and Mr. Shum Tsz Cheung are personal friends.

Mr. Chui Bing Sun, an experienced equity investor, and Mr. Shum Tsz Cheung are personal friends and have had previous business dealings.

Mr. Ma Ka Wing, an experienced equity investor, and Mr. Shum Tsz Cheung are personal friends and business partners.

Mr. Yeung Kwun Wai Waiman, an experienced equity investor, and Mr. Shum Tsz Cheung, are personal friends and business partners.

The per share purchase price was negotiated with the Selling Shareholders in arms-length transactions. In each instance, the parties agreed that US$1.00 per share was fair and reasonable, taking into consideration the Company’s net asset value with a premium.

(ii)	Why the resale offering is being registered at this time

There was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company’s initial public offering. The Shares are being registered at this time because the lead underwriter of the Company’s initial public offering did not require lock-ups for shareholders owning 5% or more of the Company. Additionally, no lock-up terms were negotiated between the Company and the Selling Shareholders before the sales of the Shares from Mr. Shum Tsz Cheung to the Selling Shareholders occurred. Registering the Shares at this time provides greater flexibility for the resale shareholders to exit upon our initial public offering.

(iii)	Whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements

The resale offering is not being registered at this time solely to satisfy any Nasdaq listing requirements. The purpose of the registration is to facilitate the selling of the Shares by the Selling Shareholders in accordance with applicable securities regulations. The Company’s listing on Nasdaq may have certain requirements related to the registration of securities for resale, but the decision to register the offering is primarily driven by regulatory compliance and providing liquidity for the Selling Shareholders.

(iv)	How you determined the number of ordinary shares being registered in connection with the resale offering

The Company plans to register all the Shares held by the Selling Shareholders which they purchased from Mr. Shum Tsz Cheung. There was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company’s initial public offering

(v)	How the selling shareholders were selected to participate in this resale offering

As previously mentioned, there was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company’s initial public offering. The Selling Shareholders were selected to participate in this resale offering because (i) the lead underwriter of our initial public offering did not require lock-ups for shareholders owning 5% or more of the Company, and no lock-up terms were negotiated between the Company and the Selling Shareholders before the sales of the Shares from Mr. Shum Tsz Cheung to the Selling Shareholders occurred, (ii) none of the Selling Shareholders are an affiliate of the Company, and (iii) the number of Shares held by each Selling Shareholder is less than 5% of the outstanding shares of the Company, which the company believes is less likely to cause fluctuations in the market price of its Ordinary Shares following the initial public offering.

(vi)	Why you and the underwriter believe the you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations

The Company respectfully advises the Staff that potential investors of the initial public offering are aware of the resale as disclosed in the Registration Statement, of which the resale prospectus is a part. The lead underwriter in our initial public offering, Revere Securities LLC (“Revere”), has received the expressed interest and demand for approximately 2,000,000 of the Company’s Ordinary Shares at a price between $4.00 and $5.00 per Ordinary Share, as disclosed in Amendment No. 2. In addition, neither the Company nor Revere are currently aware of imminent sellers amongst the Selling Shareholders. Therefore, the Company believes it will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in the Company’s securities, despite the availability of the Shares that the Selling Shareholders could attempt to offer and sell into such market once trading commences. If sufficient demand remains in place, the overallotment option will be an important component of the Company’s initial public offering to provide stability to the post-IPO stock price..

3.	We note your disclosure on the resale prospectus cover page that “the Selling Shareholders will sell at a price between US$[_] and US$[_] per Ordinary Share, the price at which we sell shares in our public offering,” as well as your disclosure that “[n]o sales of the Ordinary Shares covered by this prospectus shall occur until after the closing of our initial public offering.” Please revise to ensure consistency throughout the prospectus and clarify that sales will not occur until after the completion of your initial public offering, if true, and that such sales will occur at “prevailing market prices or in negotiated transactions . . . ,” as you indicate. In this regard, we further note your disclosure on page Alt-5 of the agreed-upon lock-up period with the selling shareholders, which appears to require a trading market on Nasdaq in the event that the selling shareholders sell their shares prior to the expiration of the lock-up period.

Additionally, on the resale prospectus cover page, please include a placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to consistently reflect that sales by the Selling Shareholders will not occur until after the completion of the initial public offering and that such sales will occur at prevailing market prices or in negotiated transactions, as well as including a placeholder for the public offering price of the Company’s ordinary shares, and the most recent trading price of the Company’s ordinary shares on Nasdaq. Furthermore, we confirm that the latter information will be included in the Rule 424(b) prospectus filed in connection with the resale offering, as instructed by Item 501(b)(3) of Regulation S-K.

We thank the Staff for its review of the foregoing and believe Amendment No. 2 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Eric Mendelson
Eric Mendelson

cc:	Lau Chi Fung

Chief Executive Officer

CTRL Group Limited